Exhibit 99.2

Engine Media Further Enhances Data and Media Solutions Business with the Acquisition of Sideqik

Bolsters Influencer Marketing Presence Across Social Media Platforms

Sideqik to be Integrated with Stream Hatchet, Creating the Premier One-Stop-Shop for Audience Measurement, Media Value Assessment and Brand Connection to Gamers and Influencers

TORONTO, ON, Canada – June 16, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; TSX-V: GAME; OTCQB: MLLLF), a company focused on developing premium consumer experiences, as well as, technology and content solutions for partners in the esports, news and gaming sectors, today announced a definitive agreement to acquire Sideqik, Inc., an Atlanta, Georgia-based influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content-creating influencers. As consideration for the transaction, at closing, Engine has agreed to issue 427,527 common shares to the sellers and related parties, with such amount subject to adjustment at closing for cash settlement of certain transaction related expenses and other terms and conditions of the agreement. Closing of the transaction is subject to the approval of the TSX Venture Exchange.

Engine will integrate Sideqik with its subsidiary Stream Hatchet, a global leader in live gaming video distribution analytics and audience engagement. The deal enables Engine to become a single point of contact to navigate where to best find and put media dollars behind the accelerating and expanding world of influencer marketing. Sideqik’s and Stream Hatchet’s combined assets will allow brands and agencies to finally have a one-stop-shop solution with proven expertise in evaluating and generating efficiencies across all live and non-live influencer marketing expenditures. Sideqik and Stream Hatchet boast impressive client lists that include some of the world’s largest media and gaming organizations.

With this focus on influencer marketing, Engine will empower brands to discover and connect with content creating influencers across any content vertical. It will provide tools to best shape the creation of authentic content that resonates with consumers, as well as best in class measurement to determine earned media value, sales effectiveness, and campaign return on investment (“ROI”).

Tom Rogers, Executive Chairman of Engine Media, stated, “With a holistic view of content coming from gaming, live-streaming, and social media platforms along with audience insights on viewership, engagement, sentiment and demographics, Engine’s integrated data solution will now sit in a league of its own. With this deal, we can now greatly expand our data and analytics business and we are positioned more broadly to attract media and marketing dollars.”

“We are excited to welcome Sideqik and its extraordinary team into the Engine family. The combined company will now boast a world-class management team and impressive client list,” added Engine Media Chief Executive Officer Lou Schwartz. “The addition of Sideqik will advance Engine’s advertising and media offerings, enabling our premium demand partners a new vehicle to target and engage hard-to-reach consumers and demographics beyond programmatic advertising. Sideqik and Stream Hatchet will also continue to play crucial roles in strengthening Engine’s direct-to-consumer gaming divisions, WinView Games and UMG Gaming, by deepening relationships with both existing clients and partners, along with offering sophisticated insights on best practices in affiliate and influencer marketing.”

Eduard Montserrat, Head of Stream Hatchet, commented on the combined Company’s expanded offerings and said, “The combined offering of Sideqik and Stream Hatchet enhances our data measurement across more platforms and with deeper demographic insights, contributing to our primary focus of illustrating a 360-degree view, across gaming and influencer environments, as to where a partner’s content is most resonating to drive their desired results.”

“Sideqik and Stream Hatchet have been market leading partners, and I could not be more excited about joining forces with them and the broader Engine team,” said Jeremy Haile, Sideqik’s Co-Founder and Chief Executive Offer.

Tree McGlown, Sideqik’s Co-Founder and Chief Revenue Offer, added, “ We are still in the early stages of what gaming and influencer marketing will evolve into, and together we will be able to accelerate innovation for our customers.”

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLF) and once uplisted on the Nasdaq under the ticker symbol “GAME”. The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games , a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

About Sideqik

Sideqik is an influencer marketing platform that offers brands, CPG, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and ROI across the entire campaign.

About Stream Hatchet

Stream Hatchet is the global market leader in live-gaming audience analytics. With API integrations into 16 of the world’s leading video game live-streaming platforms, Stream Hatchet powers the esports and gaming industry with the most trusted audience insights.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the closing of the Sideqik acquisition and the consideration to be paid, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to the performance of Engine’s stock price and business operations and its ability to raise financing. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321